UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55772

STEADFAST APARTMENT REIT III, INC.

(Steadfast Apartment REIT, Inc., as successor by merger to Steadfast Apartment REIT III, Inc.)

(Exact name of registrant as specified in its charter)

c/o Steadfast Apartment REIT, Inc.

18100 Von Karman Avenue, Suite 500

Irvine, CA 92612

(949) 852-0700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.*

*

Pursuant to the Agreement and Plan of Merger, dated as of August 5, 2019, by and among Steadfast Apartment REIT III, Inc., or the Company, along with Steadfast Apartment REIT, Inc., or STAR, Steadfast Apartment REIT Operating Partnership, L.P., Steadfast Apartment REIT III Operating Partnership, L.P., and SIII Subsidiary, LLC, a wholly-owned subsidiary of STAR, or Merger Sub, the Company merged with and into Merger Sub on March 6, 2020, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, STAR, as successor in interest by merger to the Company, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

STEADFAST APARTMENT REIT, INC. (as successor by merger to Steadfast Apartment REIT III, Inc.)

Dated:	March 10, 2020	By:	/s/ Kevin J. Keating
Name: Kevin J. Keating
Title: Chief Financial Officer and Treasurer